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As filed with the Securities and Exchange Commission on December 15, 2004
Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INSIGNIA SOLUTIONS plc
(Exact Name of Registrant as specified in its Charter)

England and Wales (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification No.)

41300 Christy Street Fremont, California 94538 United States of America (510) 360-3700	The Mercury Centre, Wycombe Lane Wooburn Green High Wycombe, Bucks HP10 0HH United Kingdom (44) 1628-539500

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Mark E. McMillan
President and Chief Executive Officer
Insignia Solutions plc
41300 Christy Street
Fremont, California 94538
(510) 360-3700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark A. Medearis
Laurel Finch
Heller Ehrman White & McAuliffe LLP
2775 Sand Hill Road
Menlo Park, California 94025
(650) 324-7000

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary Shares, 20 pence nominal value per share, represented by American depositary shares and warrants to purchase American depositary shares	4,215,223	$0.825(2)	$3,477,558.90	$409.30

(1)
A separate Registration Statement on Form F-6 is effective with respect to the American depositary shares represented by American depositary receipts issuable on a one-for-one basis with the Ordinary Shares being registered hereby upon deposit of such Ordinary Shares.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee, pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices of the ADSs on the Nasdaq SmallCap Market on December 13, 2004.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion dated December 15, 2004

INSIGNIA SOLUTIONS plc

4,215,223 American Depositary Shares

Each representing one ordinary share of 20 pence nominal value

        The selling shareholders identified on page 12 of this prospectus are offering up to 3,208,499 American depositary shares of Insignia Solutions plc and up to 1,006,724 American depositary shares issuable on exercise of outstanding warrants. Insignia will not receive any proceeds from the sale of shares offered by the selling security holders.

        The shares are listed on the Nasdaq SmallCap Market under the symbol INSG. The shares offered will be sold as described under the Plan of Distribution on page 16 of this prospectus.

        On December 13, 2004, the closing price per share of the ADSs on the Nasdaq SmallCap Market was $0.81.

        The shares offered involve a high degree of risk. See Risk Factors beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 15, 2004.

INSIGNIA SOLUTIONS plc

        Insignia commenced operations in 1986, and currently develops, markets and supports software technologies that enable mobile operators and phone manufacturers to update the firmware of mobile devices using standard over-the-air data networks. Before 2003, our principal product line was the Jeode™ platform, based on our Embedded Virtual Machine ("EVM"™) technology. The Jeode platform was our implementation of Sun Microsystems, Inc.'s ("Sun") Java® technology tailored for smart devices. The product became available for sale in March 1999 and had been our principal product line since the third quarter of 1999. The Jeode product line was sold in April 2003.

        During 2001, we began development of a range of products ("Secure System Provisioning" or "SSP" products) for the mobile phone and wireless operator industry. These SSP products build on our position as a Virtual Machine ("VM") supplier for manufacturers of mobile devices and allow wireless operators and phone manufacturers to reduce customer care and software recall costs as well as increase subscriber revenue by deploying new mobile services based on dynamically provisional capabilities. With the sale of our JVM product line in April 2003, our sole product line consists of our SSP product. We only began shipping the SSP product in December 2003 and have achieved only minimal sales to date. We have limited history with sales initiatives for new products. Additionally, the sales cycle for the SSP products is expected to take longer than the typical six to nine months to complete as seen with previous Insignia products.

        We issued American depositary shares ("ADSs") and warrants to purchase American depositary shares to the selling shareholders in a private placement on October 18, 2004. For additional information concerning this private placement, you should refer to the section entitled "Transactions With Selling Shareholders" on page 10. The selling shareholders may sell the American depositary shares from time to time on the Nasdaq SmallCap Market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price or in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or principal or by a combination of such methods of sale. For additional information on the method of sale, you should refer to the section entitled "Plan of Distribution" on page 16.

        Our principal executive offices in the United States are located at 41300 Christy Street, Fremont, California 94538. Our telephone number at that location is (510) 360-3700. Our principal executive offices in the United Kingdom are located at The Mercury Centre, Wycombe Lane, Wooburn Green, High Wycombe, Bucks HP10 0HH. Our telephone number at that location is (44) 1628-539500.

RISK FACTORS

        An investment in our American depositary shares involves significant risks. You should carefully consider the risks and uncertainties described below and the other information in or incorporated by reference into this prospectus including our financial statements before deciding whether to buy our American depositary shares. The risks and uncertainties described below are intended to be the ones that are specific to our company or industry and that we deem to be material, but are not the only ones that we face. The trading price of our ADSs could decline due to any of these and other risks and uncertainties, and you could lose part or all of your investment.

Risk Factors

        In addition to the other information in this report, the following factors should be considered carefully in evaluating our business and prospects:

We may need additional financing to sustain our operations.

        We had working capital of $357,000 at September 30, 2004, and our cash, cash equivalents, and restricted cash totaled $527,000 at September 30, 2004. We had an operating cash flow deficit of $4.2 million and $3.5 million for the nine months ended September 30, 2004 and 2003, respectively.

        On October 18, 2004, we closed two equity financing transactions in which we raised over $2.3 million, net of transaction costs. We closed a private placement financing with certain institutional and other accredited investors pursuant to which we issued and sold 3,208,499 newly issued ADSs and warrants to purchase 802,127 ADSs, for a total purchase price of approximately $1.540 million, or $1.366 million net of transaction costs. The shares were priced at $0.48 per share, and the warrants had an exercise price of $1.06 per share. The warrants may be exercised any time after the date that is six months after the closing of the private placement until the earlier of April 18, 2010 or a change of control of Insignia. Nash Fitzwilliams Ltd. served as the private placement agent in the private placement. We issued warrants to purchase an aggregate of 204,597 ADSs to the two principals of Nash Fitzwilliams Ltd. and to Novelstack Ltd. as part of the placement agent fee arrangement. The warrants issued to the Nash Fitzwilliams Ltd.'s principals and to Novelstack Ltd. have the same exercise price and terms as the warrants issued to the investors in the private placement. As part of the transaction, we agreed to file a resale registration statement on Form S-3 with the Securities and Exchange Commission within 30 days after closing for the purpose of registering the resale of the shares, and the shares underlying the warrants, issued in the private placement.

        Additionally, under a previously executed securities subscription agreement, we sold to Fusion Capital 2,500,000 shares of newly issued ADSs at a purchase price of $0.40 per share (which quantity and price the parties agreed to under a modification of the agreement), resulting in proceeds of approximately $1.0 million, net of transaction costs. As of October 18, 2004, we had sold $3.152 million of our ADSs (out of a total potential issuance of $6 million under the securities subscription agreement) to Fusion Capital. Fusion Capital will be able to resell the shares it purchased under Insignia's currently effective S-1 registration statement.

        We currently believe that we will have sufficient funds to meet our operating and capital requirements for the next twelve months based on the funds raised from the October 2004 financings, potential funds available under our securities subscription agreement with Fusion Capital, our targeted revenue from our SSP product line, and our continued control of operating costs. However, the SSP product line was only introduced in December 2003, and we have achieved minimal sales of these products to date. Thus the achievement of our SSP revenue targets is risky. If we don't achieve our revenue targets, we will need to raise additional funding and we may not be able to do so on acceptable terms or at all. The failure to raise additional funds, if needed, on a timely basis and on sufficiently favorable terms could harm our business.

We received a letter from Nasdaq stating that we were not in compliance with certain Nasdaq SmallCap listing requirements, and our stock could be delisted from Nasdaq.

        On August 4, 2004, Insignia Solutions, plc. received a letter from the Nasdaq Stock Market ("Nasdaq") notifying Insignia that it was not in compliance with Marketplace Rule 4310(c)(2)(B) (the "Rule"), which requires that Insignia have at least (i) $2,500,000 in stockholders' equity, (ii) $35,000,000 in market value of listed securities or (iii) $500,000 in net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.

        We believe that, as of the date of this registration statement, as a result of the two financings which closed on October 18, 2004, our stockholders' equity has been increased above the $2,500,000 minimum requirement. Accordingly, Insignia has regained compliance with this Nasdaq requirement. Insignia has been further informed by a letter dated September 30, 2004, that Nasdaq will continue to monitor Insignia's ongoing compliance with the stockholders' equity requirement. If at the time of Insignia's next periodic report Insignia does not comply, Insignia may be subject to delisting.

The sale of our shares to Fusion Capital may cause dilution, and the sale of the shares by Fusion Capital could cause the price of our shares to decline.

        The subscription price for the shares to be issued to Fusion Capital pursuant to the securities subscription agreement with Fusion Capital will fluctuate based on the price of our shares. All shares sold to Fusion Capital under the securities subscription agreement will be freely tradable. Fusion Capital may sell none, some or all of the shares purchased from us at any time. We expect that the shares to be sold to Fusion Capital will be sold over a period of up to 30 months from the effective date of the registration statement filed in connection with the transaction.

        Depending upon market liquidity at the time, a sale of such shares at any given time could cause the trading price of our shares to decline. The sale of a substantial number of shares, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We have achieved minimal sales of our SSP product line to date.

        Our future performance depends upon sales of products within our SSP product line, which is our sole product line. We only began shipping the SSP product in December 2003 and have achieved only minimal sales to date. The SSP line may not achieve or sustain market acceptance or provide the desired revenue levels.

The long and complex process of licensing our SSP product makes our revenue unpredictable.

        Our revenue is dependent upon our ability to license our SSP product to third parties. Licensing our SSP product is expected to be a long and complex process, which could take longer than the typical six to nine months sales cycle for our former product. Before committing to license our products, potential customers must generally consider a wide range of issues including product benefits, infrastructure requirements, functionality, reliability and our ability to work with existing systems. The process of entering into a development license with a company typically involves lengthy negotiations. Because of the sales cycle, it is difficult for us to predict when, or if, a particular prospect might sign a license agreement. Development license fees may be delayed or reduced because of this process. We only began shipping the SSP product in December 2003 and have achieved only minimal sales to date. We have limited history with sales initiatives for new products.

We rely on third parties for software development tools, which we distribute with some of our products.

        We license software development tool products from other companies to distribute with some of our products. These third parties may not be able to provide competitive products with adequate features and high quality on a timely basis or to provide sales and marketing cooperation. Furthermore, our products compete with products produced by some of our licensors. When these licenses terminate or expire, continued license rights might not be available to us on reasonable terms, or at all. We might not be able to obtain similar products to substitute into our tool suites.

If handset manufacturers (and other third parties) do not achieve substantial sales of their products that incorporate our SSP technology, we will not receive royalty payments on our licenses.

        Our success depends upon the use of our technology by our licensees in their smart devices. Our licensees undertake a lengthy process of developing systems that use our technology. Until a licensee has sales of its systems incorporating our technology, they will not pay commercial use royalties to us. We expect that the period of time between entering into a development license and actually recognizing commercial use royalties will be lengthy and difficult to predict.

We have a history of losses and we must generate significantly greater revenue if we are to achieve profitability.

        We have experienced operating losses in each quarter since the second quarter of 1996. To achieve profitability, we will have to increase our revenue significantly. Our ability to increase revenue depends upon the success of our SSP product line, and to date we have received only minimal revenue from sales of this product. If we are unable to create revenue from SSP in the form of development license fees, maintenance and support fees, commercial use royalties and nonrecurring engineering services, our current revenue will be insufficient to sustain our business.

We need to increase our sales and marketing expenditures in order to achieve sales of our SSP product; however, this increase in expenses is expected to decrease our cash position.

        For the nine months ended September 30, 2004 and 2003, we spent 361% and 229%, respectively, of our total revenue on sales and marketing. We expect to continue to incur disproportionately high sales and marketing expenses in the future. To market SSP effectively, we must develop client and server channel markets. We will continue to incur the expenses for a sales and marketing infrastructure before we recognize significant revenue from sales of the product. Because customers in the smart device market tend to remain with the same vendor over time, we believe that we must devote significant resources to each potential sale. If potential customers do not design our products into their systems, the resources we have devoted to the sales prospect would be lost. If we fail to achieve and sustain significant increases in our quarterly sales, we may not be able to continue to increase our investment in these areas. With increased expenses, we must significantly increase our revenue if we are to become profitable.

Our business strategy is focused on our sole product line, the SSP product line.

        We face significant risks associated with the development and future deployment of our SSP products and the successful execution of the related business strategy. With the sale of the Jeode product line to esmertec, the SSP product is our sole product line. We only began shipping the SSP product in December 2003 and have achieved only minimal sales to date. We have limited history with sales initiatives for new products. Additionally, the sales cycle for the SSP products is expected to take longer than the typical six to nine months cycle of the Jeode product.

If we are unable to stay abreast of technological changes, evolving industry standards and rapidly changing customer requirements, our business reputation will likely suffer and revenue may decline.

        The market for mobile devices is fragmented and characterized by technological change, evolving industry standards and rapid changes in customer requirements. Our existing products will become less competitive or obsolete if we fail to introduce new products or product enhancements that anticipate the features and functionality that customers demand. The success of our new product introductions will depend on our ability to:

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  accurately anticipate industry trends and changes in technology standards;

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  complete and introduce new product designs and features in a timely manner;

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  continue to enhance our existing product lines;

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  respond promptly to customers' requirements and preferences.

        Development delays are commonplace in the software industry. We have experienced delays in the development of new products and the enhancement of existing products in the past and are likely to experience delays in the future. We may not be successful in developing and marketing, on a timely basis or at all, competitive products, product enhancements and new products that respond to technological change, changes in customer requirements and emerging industry standards.

Our targeted market is highly competitive.

        Our SSP product line is targeted for the mobile operator and mobile device market. The market for these products is fragmented and highly competitive. This market is also rapidly changing and there are many companies creating products that compete or will compete with ours. As the industry develops, we expect competition to increase in the future. This competition may come from existing competitors or other companies that we do not yet know about. Our main competitors include Bitfone, DoOnGo, 4thPass, OpenWave and RedBend.

        If these competitors develop products that are less expensive or provide better capabilities or functionality than our SSP product line, we will be unable to gain market share. Many of our current competitors and potential competitors have greater resources, including larger customer bases and greater financial resources than we do, and we might not be able to compete successfully against these companies. Competition could force us to reduce, the prices of our products, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers. Our pricing model for our software products is a combination of (1) initial license fees, (2) activated subscriber fees, (3) support and maintenance fees, and (4) engineering service fees, any of which may be subject to significant pricing pressures. Also, the market may demand alternative pricing models in the future. A variety of other potential actions by our competitors, including increased promotion and accelerated introduction of new or enhanced products, could also harm our competitive position.

Fluctuations in our quarterly results could cause the market price of our shares to decline.

        Our quarterly operating results can vary significantly depending on a number of factors. These factors include:

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  the volume and timing of orders received during the quarter;

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  the mix of and changes in customers to whom our products are sold;

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  the mix of product and service revenue received during the quarter;

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  the mix of development license fees and commercial use royalties received;

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  the timing and acceptance of new products and product enhancements by us or by our competitors;

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  changes in product pricing;

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  buyouts of commercial use licenses;

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  product life cycles;

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  the level of our sales of third-party products;

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  variances in costs in fixed price contracts;

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  purchasing patterns of customers;

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  competitive conditions in the industry;

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  foreign currency exchange rate fluctuations;

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  business cycles and economic conditions that affect the markets for our products; and

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  extraordinary events, such as litigation, and related charges.

        All of these factors are difficult to forecast. Our future operating results may fluctuate due to these and other factors, including our ability to continue to develop innovative and competitive products. An increasing amount of our sales orders involve products and services that yield revenue over multiple quarters or upon completion of performance. If license agreements entered into during a quarter do not meet our revenue recognition criteria, even if we meet or exceed our forecast of aggregate licensing and other contracting activity, it is possible that our revenue would not meet expectations. Due to all of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be viewed as an indication of our future performance. In the past, we have experienced actual performance that did not meet financial market expectations. It is likely that, in some future quarters, our operating results will again be below the expectations of stock market analysts and investors.

International sales of our products, which we expect to comprise a significant portion of total revenue, expose us to the business and economic risks of international operations.

        Sales from outside of the United States accounted for approximately 72% and 42% of our total revenue for the nine months ended September 30, 2004 and 2003, respectively, and are expected to increase with regard to sales of the SSP product. We expect to market SSP to mobile operators and handset manufacturers in Europe. Economic conditions in Europe generally and fluctuations in the value of the euro against the U.S. dollar and British pound sterling in particular could impair our revenue and results of operations. International operations are subject to a number of other risks. These risks include:

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  foreign government regulation;

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  reduced protection of intellectual property rights in some countries where we do business;

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  longer receivable collection periods and greater difficulty in accounts receivable collection;

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  unexpected changes in, or imposition of, regulatory requirements, tariffs, import and export restrictions and other barriers and restrictions;

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  potentially adverse tax consequences;

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  the burdens of complying with a variety of foreign laws and staffing and managing foreign operations;

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  general geopolitical risks, such as political and economic instability, terrorism, hostilities with neighboring countries and changes in diplomatic and trade relationships; and

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  possible recessionary environments in economies outside the United States.

Product defects can be expensive to fix and may cause us to lose customers.

        Our software products, like all software products, may have undetected errors or compatibility problems. Software errors are particularly common when a product is first introduced or a new version is released. Despite thorough testing, our products might be shipped with errors. If this were to happen, customers could reject our products, or there might be costly delays in correcting the problems. Our products are increasingly used in systems that interact directly with the general public, such as in transportation and medical systems. In systems such as these, the failure of our product could cause substantial property damage or personal injury, which would expose us to product liability claims. Our products are used for applications in business systems where the failure of our product could be linked to substantial economic loss. Our agreements with our customers typically contain provisions designed to limit our exposure to potential product liability and other claims. It is likely, however, that these provisions are not effective in all circumstances and in all jurisdictions. We may not have adequate insurance against product liability risks and renewal of our insurance may not be available to us on commercially reasonable terms. Further, our errors and omissions insurance may not be adequate to cover claims. If we ever had to recall our product due to errors or other problems, it would cost us a great deal of time, effort and expense.

        Our operations depend on our ability to protect our computer equipment and the information stored in our databases against damage by fire, natural disaster, power loss, telecommunications failure, unauthorized intrusion and other catastrophic events. The measures we have taken to reduce the risk of interruption in our operations may not be sufficient. However, these measures might not be sufficient. As of the date of this report, we have not experienced any major interruptions in our operations because of a catastrophic event.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to successfully manage our business or sell our products.

        Our future performance depends to a significant degree upon the continued contributions of our key management, product development, sales, marketing and operations personnel. We do not have agreements with any of our key personnel that require them to work for us for a specific term, and we do not maintain any key person life insurance policies. We currently intend to hire additional salespeople and believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales, marketing and operations personnel, many of whom are in great demand. Competition for qualified personnel can be intense in the San Francisco bay area, where our U.S. operations are headquartered.

If we fail to protect our intellectual property rights, competitors could introduce similar or superior products, and we could lose market share.

        We depend on our proprietary technology. Despite our efforts to protect our proprietary rights, it may be possible for unauthorized third parties to copy our products or to reverse engineer or otherwise obtain and use information that we consider proprietary. Our competitors could independently develop technologies that are substantially equivalent or superior to our technologies. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which software piracy of our products exists, software piracy can be expected to be a persistent problem. Effective protection of intellectual property rights may be unavailable or limited in foreign countries. The status of U.S. patent protection in the software industry is not well defined and will evolve as the United States Patent and

Trademark Office grants additional patents. Patents have been granted on fundamental technologies in software, and patents may be issued that relate to fundamental technologies incorporated into our products.

Our products may infringe the intellectual property rights of third parties, which may result in lawsuits and prevent us from selling our products.

        As the number of patents, copyrights, trademarks and other intellectual property rights in our industry increases, products based on our technology may increasingly become the subject of infringement claims. Third parties could assert infringement claims against us in the future. Infringement claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, might not be available on terms acceptable to us. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation to determine the validity of any claims, whether or not the litigation is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel from productive tasks. If there is an adverse ruling against us in any litigation, we may be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. Our failure to develop or license a substitute technology could prevent us from selling our products.

Some security holders have rights under their warrants to purchase significant numbers of American Depositary Shares ("ADSs") at nominal value upon the occurrence of specified events which, if triggered, would dilute the ownership interests of existing security holders.

        Some security holders have rights to be issued additional ADSs by Insignia if the registration statements covering their shares and the shares underlying their warrants are suspended for more than 60 days in any 12 month period. We must issue a total of 252,000 ADSs if we suspend registration statement number 333-51234 for more than 60 days in any 12 month period, and a total of 65,800 ADSs if we suspend registration statement number 333-57528 for more than the 60 days in any 12 month period. We have not suspended either of these registration statements for more than 60 days in any 12 month period in the past.

We are at risk of securities litigation which, regardless of the outcome, could result in substantial costs and divert management attention and resources.

        Stock market volatility has had a substantial effect on the market prices of securities issued by us and other high technology companies, often for reasons unrelated to the operating performance of the specific companies. Following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against high technology companies. We have in the past been, and may in the future be, the target of similar litigation. Regardless of the outcome, securities litigation may result in substantial costs and divert management attention and resources.

Our investors may have difficulty enforcing judgments against us in U.S. courts because many of our assets and some of our management are located in England.

        Insignia is incorporated under the laws of England and Wales. Two of our directors reside in England. All or a substantial portion of the assets of these persons, and a significant portion of our assets, are located outside of the United States. It may not be possible for investors to serve a complaint within the United States upon these persons or to enforce against them or against us, in U.S. courts, judgments obtained in U.S. courts based upon the civil liability provisions of U.S. securities laws. There is doubt about the enforceability outside of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities based solely upon U.S. securities laws. The rights of holders of our shares are governed by English law, including the Companies Act 1985, and by our memorandum and articles of association. The rights of holders of our ADSs are also affected by English law. These rights differ from the rights of security holders in typical U.S. corporations.

Insignia has undergone a class action lawsuit and an SEC investigation in the past eight years.

        On April 3, 1996, a class-action lawsuit was filed against us alleging that we misrepresented our business, the strength of our sales force and our financial health. The suit stemmed from our failure to achieve the consensus earnings estimates of research analysts in the first quarter following our initial public offering in November 1995. In August 1997, we reached a memorandum of understanding to settle the suits. Although we never agreed with the allegations, we paid $8.0 million to the plaintiffs, of which our insurance company paid $7.5 million. In February 1997, we restated our financial results for the quarters ended March 31 and June 30, 1996. We revised our revenue and net income numbers downward for these two quarters due to inflated revenue resulting from misstatement of inventory levels of one of our resellers by two of our sales and marketing personnel. We agreed with the SEC to cease and desist from engaging in similar accounting practices. The two Insignia sales and marketing people involved in the revenue misstatement are no longer with Insignia and were forced to pay significant fines. We did not have to pay any fines.

CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS

        This prospectus and other documents incorporated by reference contain statements which are based on Insignia's future plans, expectations, estimates or beliefs. These are forward-looking statements and uncertain. Actual results or outcomes can be very different from those expressed in forward-looking statements.

        Statements are forward-looking statements when they reflect beliefs and intentions, or anticipated or expected results. Also, any statements that refer to projections or other characterizations of future events or circumstances are forward-looking statements. Insignia will not necessarily update the information in this prospectus if actual outcomes or results differ from forward-looking statements. Some of the important risks and uncertainties that may affect our future results and performance are described above. You may find additional information about factors that could affect our future results in our reports filed with the SEC, which are incorporated by reference in this prospectus.

USE OF PROCEEDS

        The proceeds from the sale of the American depositary shares offered pursuant to this prospectus are solely for the account of the selling stockholders. As such we will not receive any of the proceeds from the sale of these shares, other than funds, if any, that we may receive upon the exercise of outstanding warrants held by or issuable to the selling stockholders. As of December 13, 2004, the last sale price of our common stock on the Nasdaq SmallCap Market was $0.81. We intend to use any net proceeds from the exercise of such warrants for general corporate purposes.

TRANSACTIONS WITH SELLING SHAREHOLDERS

        On October 18, 2004, we issued 3,208,499 American depositary shares ("ADSs") at a purchase price of $0.48 per share and warrants to purchase 802,127 American depositary shares at an exercise price of $1.06 per share to certain purchasers identified under the heading "Selling Stockholders" on page 12 of this prospectus in a private placement transaction. In addition, if the SEC does not declare the registration statement of the shares (including the shares issuable on exercise of the warrants) effective by January 16, 2005 (the "Effectiveness Deadline"), we will issue on the Effectiveness

Deadline to each of the purchasers a warrant (a "Monthly Penalty Warrant") to purchase ADSs equal to 1% of the shares purchased by such purchaser at the closing. If the registration statement has not been declared effective by the one month anniversary of the Effectiveness Deadline, we will issue on the monthly anniversary of the Effectiveness Deadline to each purchaser an additional Monthly Penalty Warrant to purchase ADSs equal to 1% of the shares purchased by such purchaser at the closing, and we will issue an additional Monthly Penalty Warrant to each purchaser on each subsequent monthly anniversary of the Effectiveness Deadline, if the registration statement has not been declared effective before such monthly anniversary of the Effectiveness Deadline, provided however that the maximum number of shares issuable under the aggregate Monthly Penalty Warrants shall not exceed 192,522 shares. The exercise price for the shares underlying each Monthly Penalty Warrant shall be the greater of: (i) 110% of the 5-day average closing sale price ending on the day prior to the closing date of the private placement or (ii) 110% of the 5-day average closing sale price ending on the day prior to the issuance date of the applicable Monthly Penalty Warrant (subject to certain minimum pricing under English law).

        In connection with the issuance of these securities, we paid our placement agent, Nash Fitzwilliams Ltd., a customary fee, and also issued a warrant to Novelstack Ltd. and warrants to Alan Nash and Duncan Fitzwilliams, the two principals of Nash Fitzwilliams Ltd., to purchase an aggregate of 204,597 of our ADSs at an exercise price of $1.06 per share, as compensation for services as placement agent to us. The warrants expire if unexercised on the earlier of October 18, 2009 or an acquisition or other change of control of Insignia.

SELLING SHAREHOLDERS

        The number of ADSs that may actually be sold by each selling shareholder will be determined by the selling shareholder. Because each selling shareholder may sell all, some or none of the ADSs that they hold, no precise estimate can be given for the number of ADSs that will be held by the selling shareholders at the termination of the offering.

        The selling shareholders have advised us that they are the beneficial owners of the shares being offered. The following table provides information known to us about the beneficial ownership of our ADSs on or about November 5, 2004 by the selling shareholders. The following table assumes that the selling shareholders sell all of the ADSs being offered.

        We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all American depositary shares that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 35,239,173 American depositary shares outstanding on November 5, 2004.

        Asterisks represent beneficial ownership of less than one percent. Except as indicated in "Transactions with Selling Shareholders" on page 10, or by the footnotes below, no selling shareholder has had any material relationship with us or any of our predecessors or affiliates within the last three years. Except as indicated by the footnotes below, none of the selling shareholders are broker-dealers or affiliates of broker-dealers. Each of the selling shareholders acquired the shares being offered in this prospectus in the ordinary course of business and at the time of acquisition no selling shareholder had direct or indirect agreements or understandings with any person to distribute such shares.

	Shares Beneficially Owned Prior to the Offering				Shares Beneficially Owned After this Offering
				Shares Offered Under this Prospectus
	Number		%		Number(1)%
Hare & Co. c/o Finsbury Technology Trust Close Finsbury Asset Management 10 Crown Place London, UK EC2A 4BT Attn: Luke Kennedy	1,254,729	(2)	3.56%	260,416	994,313	2.82%
Mark Glatman c/o Abstract Securities Ltd. Queens House, 34 Wellington Street Leeds, UK LS1 2DE	170,313	(3)	*	117,188	53,125	*
John Kirkland c/o Bowmer & Kirkland High Edge Court, Heage Belper Derbyshire, UK DE56 2BW	170,313	(4)	*	117,188	53,125	*
Willbro Nominees c/o William de Broe 6 Broadgate London, UK EC2M 2RP Attn: Terry Davis	26,041	(5)	*	26,041	0	*
Intercontinental Services Limited c/o Pinnacle Trustees 1 Britannia Place Limited, Bath St Helier, Jersey, UK JE2 4SU Attn: Jodie Gray	74,479	(6)	*	65,104	9,375	*

Paul Ensor 1 Hampstead Hill Mansions Downshire Hill London, UK NW3 1NY	41,666	(7)	*	26,041	15,625	*
Mrs. Katherine Meadows Stanford Wood Tutts Clump Bradfield Berks, UK RG7 6JU	781,250	(8)	2.21%	781,250	0	*
Anthony W. Fitzgerald 91 Myrtle Avenue Milburn, New Jersey 07041	65,104	(9)	*	65,104	0	*
Tameen Auchi Dijla Coombe Park Kingston upon Thames Surrey, UK KT2 7JB	52,084	(10)	*	52,084	0	*
Boston Fidelity Corporation PLC 3rd Floor, Windsor House 55 St. James Street London, UK SW1A 1LA Attn: Lindsay Sanford	260,416	(11)	*	260,416	0	*
Vincent and Rosemary Pino 31441 Island Drive Evergreen, CO 80439	470,622	(12)	1.33%	260,416	210,206	*
Michael Pino 31441 Island Drive Evergreen, CO 80439	282,536	(13)	*	130,209	152,327	*
Tiffany Pino 31441 Island Drive Evergreen, CO 80439	282,535	(14)	*	130,209	152,326	*
Richard & Barbara Zehner co-trustees, Zehner Family Trust dated 01/15/99 3 Oceancrest Newport Coast, CA 92657	747,255	(15)	2.12%	585,938	161,317	*
Mark McMillan 2346 Belaire Court Los Gatos, CA 95033	67,104	(16)	*	65,104	2,000	*
Robert Waley Cohen 18 Gilston Road London, UK SW10 9SR	330,159	(17)	*	130,209	200,310	*
Christopher Harding c/o Nomura International plc Nomuras House 1 St. Martin's-le-Grande London, UK EC1A 4 NP	13,125	(18)	*	13,125	0	*
Novelstack Ltd. c/o W H Ireland Limited 24 Bennetts Hill Birmingham, UK B2 5QP	21,465	(19)	*	21,465	0	*
Basso Multi-Strategy Holding Fund Ltd. 1266 East Main Street Stamford, CT 06902	300,781	(20)	*	300,781	0	*

Basso Private Opportunity Holding Fund Ltd. 1266 East Main Street Stamford, CT 06902	89,844	(21)	*	89,844	0	*
SRG Capital, LLC 120 Broadway, 40th Floor New York, NY 10003	390,625	(22)	1.10%	390,625	0	*
Marcus Edwards-Jones C.S.S.P. Dame 63 Aiola 52044 Cortona Italy	130,209	(23)	*	130,209	0	*
Duncan Fitzwilliams Byron House, 7 St. James's Street London, UK SW1A 1EE	152,409	(24)	*	98,128	54,281	*
Alan Nash Byron House, 7 St. James's Street London, UK SW1A 1EE	152,410	(25)	*	98,129	54,281	*

Total	6,327,834			4,215,223	2,112,611

(1)
Assumes each selling shareholder will sell all shares offered by such selling shareholder under this prospectus.

(2)
Includes a warrant issued at the closing of our previous private placement in January 2004 (a "January Closing Warrant") to purchase 207,813 shares at an exercise price of $1.04 per share and a warrant issued at the closing of the private placement dated October 18, 2004 (an "October Closing Warrant") to purchase 52,083 shares at an exercise price of $1.06 per share. Hare & Co. is the nominee for Finsbury Technology Trust, the beneficial owner of the shares. Reabourne is the fund advisor to the Finsbury Technology Trust. Michael Bourne, Jeremy Gleeson and Graham Morton are employees of Reabourne and share dispositive and voting power over the shares. Each of Mr. Bourne, Mr. Gleason and Mr. Morton disclaims beneficial ownership in the shares held by the Finsbury Technology Trust except to the extent of his pecuniary interest therein.

(3)
Includes a January Closing Warrant to purchase 15,625 shares at an exercise price of $1.04 per share and an October Closing Warrant to purchase 23,438 shares at an exercise price of $1.06 per share.

(4)
Includes a January Closing Warrant to purchase 15,625 shares at an exercise price of $1.04 per share and an October Closing Warrant to purchase 23,438 shares at an exercise price of $1.06 per share.

(5)
Includes an October Closing Warrant to purchase 5,208 shares at an exercise price of $1.06 per share. John Paterson Millar, Peter Cartwright, Andrew Darke, Bruce Evans, Raymond Bruce Fitch, Richard Anthony Charnock, Michael Charles Gaston, Mark Trevor Harris, Nicholas Charles Spearing, Robin Hugh Walker-Arnott, Richard Andrew Warburton and David John Whistance, each of whom is a managing director of Willbro Nominees, Ltd., and David Montgomery Langshaw and David John Heigham, each of whom is an officer of Willbro Nominees, Ltd., share dispositive and voting power over the shares.

(6)
Includes a January Closing Warrant to purchase 9,375 shares at an exercise price of $1.04 per share and an October Closing Warrant to purchase 13,021 shares at an exercise price of $1.06 per share. Colin Vibert, Iain Moodie and Kerry Carter, each of whom is a director of Intercontinental Services Ltd., share dispositive and voting power over the shares. Each of Messrs. Vibert, Moodie and Carter disclaim beneficial ownership in the shares held by Intercontinental Services Ltd. except to the extent of his pecuniary interest therein.

(7)
Includes a January Closing Warrant to purchase 3,125 shares at an exercise price of $1.04 per share and an October Closing Warrant to purchase 5,208 shares at an exercise price of $1.06 per share.

(8)
Includes an October Closing Warrant to purchase 156,250 shares at an exercise price of $1.06 per share.

(9)
Includes an October Closing Warrant to purchase 13,021 shares at an exercise price of $1.06 per share.

(10)
Includes an October Closing Warrant to purchase 10,417 shares at an exercise price of $1.06 per share.

(11)
Includes an October Closing Warrant to purchase 52,083 shares at an exercise price of $1.06 per share. Lindsay Sanford, chairman of Boston Fidelity Corporation, has dispositive and voting power over the shares. Mr. Sanford disclaims beneficial ownership of the shares held by Boston Fidelity Corporation except to the extent of his pecuniary interest therein.

(12)
Includes an October Closing Warrant to purchase 52,083 shares at an exercise price of $1.06 per share. Mr. Pino is a managing director of Registrant.

(13)
Includes an October Closing Warrant to purchase 26,042 shares at an exercise price of $1.06 per share.

(14)
Includes an October Closing Warrant to purchase 26,042 shares at an exercise price of $1.06 per share.

(15)
Includes an October Closing Warrant to purchase 117,188 shares at an exercise price of $1.06 per share. Richard Zehner and Barbara Zehner, co-trustees of the Zehner Family Trust dated 01/15/99, share dispositive and voting power over the shares. Mr. Zehner and Mrs. Zehner disclaim beneficial ownership in the shares held by the Zehner Family Trust dated 01/15/99 except to the extent of their pecuniary interest therein.

(16)
Includes an October Closing Warrant to purchase 13,021 shares at an exercise price of $1.06 per share. Mr. McMillan is a managing director of Registrant.

(17)
Includes an October Closing Warrant to purchase 26,042 shares at an exercise price of $1.06 per share.

(18)
Includes an October Closing Warrant to purchase 2,625 shares at an exercise price of $1.06 per share.

(19)
Includes an October Closing Warrant to purchase 2,625 shares at an exercise price of $1.06 per share and an October Closing Warrant to purchase 8,340 shares at an exercise price of $1.06 per share as allocated to Novelstack Ltd. as part of the placement agent fee arrangement. David Michael Billings and John Anthony Hoskinson, managing directors, share dispositive and voting power over the shares. Mr. Billings and Mr. Hoskinson disclaim beneficial ownership in the shares held by Novelstack Ltd. except to the extent of their pecuniary interest therein.

(20)
Includes an October Closing Warrant to purchase 60,156 shares at an exercise price of $1.06 per share. Basso Asset Management, L.P. ("Basso") is the Investment Manager to Basso Multi-Strategy Holding Fund Ltd. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso, and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities.

(21)
Includes an October Closing Warrant to purchase 17,969 shares at an exercise price of $1.06 per share. Basso Capital Management, L.P. ("Basso") is the Investment Manager to Basso Private Opportunity Holding Fund Ltd. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso, and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities.

(22)
Includes an October Closing Warrant to purchase 78,125 shares at an exercise price of $1.06 per share. Edwin Mecabe, a managing director, and Tai May Lee, an employee of SRG Capital, LLC, share dispositive and voting power over the shares. Mr. Mecabe and Ms. Lee disclaim beneficial ownership in the shares held by SRG Capital, LLC except to the extent of their pecuniary interest therein.

(23)
Includes an October Closing Warrant to purchase 26,042 shares at an exercise price of $1.06 per share.

(24)
Consists of a January Closing Warrant to purchase 54,281 shares at an exercise price of $0.92 per share and an October Closing Warrant to purchase 98,128 shares at an exercise price of $1.06 per share. Mr. Fitzwilliams is a principal of Nash Fitzwilliams, Ltd., which acted as placement agent in the private placement transaction.

(25)
Consists of a January Closing Warrant to purchase 54,281 shares at an exercise price of $0.92 per share and an October Closing Warrant to purchase 98,129 shares at an exercise price of $1.06 per share. Mr. Nash is a principal of Nash Fitzwilliams, Ltd., which acted as placement agent in the private placement transaction.

PLAN OF DISTRIBUTION

        We are registering American depositary shares (ADSs) on behalf of the selling shareholders. We are required to keep the registration statement on Form S-3 of which this prospectus is a part effective until the earlier of (i) the date when the selling shareholders have sold all the shares pursuant to the registration statement on Form S-3, or (ii) the date on which all of the shares may be sold pursuant to Rule 144(k) under the Securities Act of 1933, as amended.

        As used in this prospectus, "selling shareholders" includes transferees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the ADSs offered by this prospectus will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq SmallCap Market, or otherwise, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.

        Before any selling shareholder proposes to sell any shares, the selling shareholder must notify us of their intent to do so prior to the sale. By providing us with such notice of sale, the selling shareholder agrees to comply with the registration provisions as described in the Registration Rights Agreement dated as of October 18, 2004. The notice of sale is also a representation made by the selling shareholder that any information provided by that selling shareholder is accurate as of the date of such notice. We may refuse to permit the selling shareholder to resell any shares for a period of time not to exceed 30 days, provided that we deliver a written certificate to the selling shareholder to the effect that the Registration Statement in its then current form contains an untrue statement of material fact or omits to state a material fact necessary in order to the make the statements made therein, in light of the circumstances under which they were made, not misleading.

        The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the ADSs in the course of hedging the positions they assume with the selling shareholders. After the date of this prospectus, the selling shareholders also may sell the ADSs short and redeliver the shares to close out those short positions. The selling shareholders also may enter into option or other transactions or the creation of one or more derivative securities with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect those transactions). The selling shareholders also may pledge or hypothecate shares to a broker-dealer or other financial institution, and, upon a default, that broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect that transaction). In effecting sales, broker-dealers or agents engaged by the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling shareholders in amounts to be negotiated immediately prior to the sale.

        The selling shareholders and any broker-dealers that act in connection with the sale of the ADSs may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of the shares of ADSs as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act. In addition, we have agreed to indemnify the selling shareholders against certain liabilities arising under the Securities Act and each of the selling shareholders has agreed to indemnify us against certain liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

        We have advised the selling shareholders that the anti-manipulation rules under the Securities Exchange Act of 1934 (the "Exchange Act") may apply to sales of the shares offered under this prospectus in the market, and to their own activities and those of their affiliates. The selling shareholders have advised us that during the time they are engaged in attempting to sell the shares offered under this prospectus, they will:

  •
  not engage in any stabilization activity in connection with any of our securities;

  •
  provide a copy of the final prospectus to each person to whom shares may be offered, and to each broker-dealer, if any, through which any shares may be offered;

  •
  not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or any rights to acquire our securities other than as permitted under the Exchange Act; and

  •
  not effect any sale or distribution of the shares until after the prospectus has been appropriately amended or supplemented, if required.

        Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

LEGAL MATTERS

        The validity, under English law, of the shares offered under this prospectus will be passed upon for Insignia by Macfarlanes, London.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance upon the report of Burr, Pilger & Mayer LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

        The consolidated balance sheet as of December 31, 2002, and the results of operations and cash flows for each of the two years in the period ended December 31, 2002 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS

        The SEC allows Insignia to incorporate by reference the information that Insignia files with the SEC. This means that Insignia can disclose important information by referring the reader to those SEC filings. The information incorporated by reference is considered to be part of this prospectus, and later information Insignia files with the SEC will update and supersede this information. Insignia incorporates by reference the documents listed below and any future filings made with the SEC under section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until termination of the offering:

  •
  Annual report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 17, 2004.

  •
  Quarterly report on Form 10-Q for the quarter ended March 31, 2004, as amended on July 23, 2004.

  •
  Quarterly report on Form 10-Q for the quarter ended June 30, 2004, as amended on August 19, 2004.

  •
  Quarterly report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 12, 2004.

  •
  Current report on Form 8-K, filed with the SEC on October 22, 2004.

  •
  Current report on Form 8-K, filed with the SEC on October 28, 2004.

  •
  The description of Insignia's ordinary shares contained in Insignia's registration statement on Form 8-A, and any amendment or report filed for the purpose of updating this description.

        These documents, including any exhibits that are specifically incorporated by reference into the information that this prospectus incorporates, are available upon request without charge from Investor Relations, Insignia Solutions plc, 41300 Christy Street, Fremont, California 94538, telephone number (510) 360-3700. Recipients should make all requests for documents by the fifth business day before they make their final investment decision, to be sure the documents arrive on time. Information that has been incorporated by reference is considered part of this prospectus and disclosed to investors, whether or not investors obtain a copy of the document containing the information.

        This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports Insignia files with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in the business, prospects, financial condition or other affairs of Insignia after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to the information unless those exhibits are specifically incorporated by reference into this prospectus, to any person, without charge, upon written or oral request.

        Requests for documents should be directed to Investor Relations, Insignia Solutions plc, 41300 Christy Street, Fremont, California 94538, telephone number (510) 360-3700.

        We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC:

                      Judiciary Plaza
                      Room 1024
                      450 Fifth Street, N.W.
                      Washington, D.C. 20549

        Copies of these materials can also be obtained by mail for a fee from the public reference section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information about us. The address of the SEC website is http://www.sec.gov.

        Insignia has filed a registration statement under the Securities Act with the Securities and Exchange Commission for the shares to be sold by the selling shareholders. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information in the registration statement because some parts of the registration statement are omitted according to the rules and regulations of the SEC. The registration statement is available for inspection and copying as described above.

        This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make this offer, solicitation of an offer or proxy solicitation. Neither the delivery of this prospectus nor any distribution of securities under this prospectus shall, under any circumstances, create any implication that there has been no change in the information in this prospectus or incorporated by reference in this prospectus or in our affairs since the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The aggregate estimated expenses to be paid by the registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$409.30
Accounting fees and expenses*	$12,000
Placement Agent fees	$119,008
Legal fees and expenses*	$32,000
Transfer agent fees	$49,775

Total	$213,192.30

*
Estimate

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Insignia's Articles of Association contain a provision to the effect that, so far as permitted by the statutory provisions of English law, Insignia shall indemnify the directors and secretary against liabilities incurred by them in relation to the affairs of Insignia. However, the Companies Act 1985 makes this indemnity ineffective to the extent it applies to neglect or breach of duty in relation to Insignia, except to the extent that it covers costs incurred by the director or secretary in respect of court proceedings in which judgment is given in his favor.

        Insignia's policy is to enter into indemnity agreements with each of its directors and executive officers. In addition, Insignia Solutions, Inc., a Delaware corporation and a wholly owned subsidiary of Insignia, enters into indemnity agreements with each of Insignia's directors and executive officers. The indemnity agreements provide that directors and executive officers will be indemnified and held harmless to the fullest possible extent permitted by law, including against all expenses and attorneys' fees, judgments, fines and settlement amounts paid or reasonably incurred by them in any action, suit or proceeding, including any derivative action by or in the right of Insignia, on account of their services as directors, officers, employees or agents of Insignia or as directors, officers, employees or agents of any other company or enterprise when they are serving in their capacities at the request of Insignia. Neither Insignia nor Insignia Solutions, Inc. will be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims:

  •
  initiated by the indemnified party and not by way of defense, except with respect to a proceeding authorized by the board of directors and successful proceedings brought to enforce a right to indemnification under the indemnity agreements;

  •
  for any amounts paid in settlement of a proceeding unless Insignia consents to the settlement;

  •
  on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of Insignia under section 16(b) of the Exchange Act and related laws;

  •
  on account of conduct by an indemnified party that is finally adjudged to have been in bad faith or conduct that the indemnified party did not reasonably believe to be in, or not opposed to, the best interests of Insignia;

  •
  on account of any criminal action or proceeding arising out of conduct that the indemnified party has reasonable cause to believe was unlawful; or

  •
  if a final decision by a court having jurisdiction in the matter shall determine that indemnification is not lawful.

        The indemnity agreements are not exclusive of any rights a director or executive officer may have under the Articles of Association, other agreements, any majority-in-interest vote of the shareholders or vote of disinterested directors and applicable law.

        The indemnification provision in the Articles of Association, and the indemnity agreements, may be sufficiently broad to permit indemnification of Insignia's directors and executive officers for liabilities arising under the Securities Act. In addition, Insignia has director and officer liability insurance.

ITEM 16. EXHIBITS

        The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number		Exhibit Title
4.01	(1)	Form of Specimen Certificate for Registrant's Ordinary Shares.
4.02	(2)	Deposit Agreement between Registrant and The Bank of New York.
4.03	(2)	Form of American Depositary Receipt (included in Exhibit 4.02).
10.87	(3)	American Depositary Shares Purchase Agreement dated October 18, 2004.
10.88	(3)	Form of Warrant to Purchase American Depositary Shares dated October 18, 2004 issued to the purchasers of American Depositary Shares and to the beneficiaries of the placement agent fee arrangement.
10.89	(3)	Registration Rights Agreement dated October 18, 2004.
5.01		Opinion of Macfarlanes.
23.01		Consent of Macfarlanes (included in Exhibit 5.01).
23.02		Consent of Burr, Pilger & Mayer LLP, Independent Registered Public Accounting Firm.
23.03		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.01		Power of Attorney (included on signature page).

(1)
Incorporated by reference to the exhibit of the same number from Registrant's Registration Statement on Form F-1 (File No. 33-98230) declared effective by the Commission on November 13, 1995.

(2)
Incorporated by reference to the exhibit of the same number from Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.

(3)
Incorporated by reference to the exhibit of the same number from Registrant's Current Report on Form 8-K, filed with the SEC on October 22, 2004.

ITEM 17. UNDERTAKINGS

        The undersigned registrant hereby undertakes:

  •
  To file, during any period in which offers or sales are being made pursuant to this registration statement, a post-effective amendment to this registration statement:
  •
  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Securities Act").

  •
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume or securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    •
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
  •
  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  •
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  •
  That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is unenforceable. In the event that a claim for indemnification against liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted against the registrant by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on December 15, 2004.

INSIGNIA SOLUTIONS PLC
By:	/s/ MARK E. MCMILLAN Mark E. McMillan President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, Mark E. McMillan and Robert Collins, and each of them, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, in connection with or related to the Offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

        Pursuant to the requirements of the Securities Act, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
PRINCIPAL EXECUTIVE OFFICER AND AUTHORIZED U.S. REPRESENTATIVE:
/s/ MARK E. MCMILLAN Mark E. McMillan	President, Chief Executive Officer and Director	December 15, 2004
PRINCIPAL FINANCIAL OFFICER AND PRINCIPAL ACCOUNTING OFFICER:
/s/ ROBERT COLLINS Robert Collins	Chief Financial Officer and Secretary	December 15, 2004
ADDITIONAL DIRECTORS:
/s/ VISCOUNT BEARSTED NICHOLAS Nicholas, Viscount Bearsted	Chairman of the Board of Directors	December 15, 2004
John C. Fogelin	Director
/s/ DAVID G. FRODSHAM David G. Frodsham	Director	November 25, 2004

/s/ RICHARD M. NOLING Richard M. Noling	Director	December 15, 2004
/s/ VINCENT S. PINO Vincent S. Pino	Director	December 15, 2004

EXHIBIT INDEX

Exhibit Number		Exhibit Title
4.01	(1)	Form of Specimen Certificate for Registrant's Ordinary Shares.
4.02	(2)	Deposit Agreement between Registrant and The Bank of New York.
4.03	(2)	Form of American Depositary Receipt (included in Exhibit 4.02).
10.87	(3)	American Depositary Shares Purchase Agreement dated October 18, 2004.
10.88	(3)	Form of Warrant to Purchase American Depositary Shares dated October 18, 2004 issued to the purchasers of American Depositary Shares and to the beneficiaries of the placement agent fee arrangement.
10.89	(3)	Registration Rights Agreement dated October 18, 2004.
5.01		Opinion of Macfarlanes.
23.01		Consent of Macfarlanes (included in Exhibit 5.01).
23.02		Consent of Burr, Pilger & Mayer LLP, Independent Registered Public Accounting Firm.
23.03		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.01		Power of Attorney (included on signature page).

(1)
Incorporated by reference to the exhibit of the same number from Registrant's Registration Statement on Form F-1 (File No. 33-98230) declared effective by the Commission on November 13, 1995.

(2)
Incorporated by reference to the exhibit of the same number from Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.

(3)
Incorporated by reference to the exhibit of the same number from Registrant's Current Report on Form 8-K, filed with the SEC on October 22, 2004.

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INSIGNIA SOLUTIONS plc
RISK FACTORS
CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
TRANSACTIONS WITH SELLING SHAREHOLDERS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 16. EXHIBITS
  ITEM 17. UNDERTAKINGS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX